52 Edison Court
Monsey, NY 10952
E:	info@gisser.com
W:	www.gisser.com
P:	845.356.8008
F:	845.356.8118

September 8, 2008

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Request for Acceleration - Registration Statement on Form S-1 Amendmend No. 6 Filed September 8, 2008 File No. 333-145181

Dear Mr. Humphrey,

We would like this letter to act as our formal request to grant acceleration of the effective date of our registration statement on September 11, 2008. We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offering of the securities specified in our registration statement. We further acknowledge that it is subject to the Commission’s review, pursuant to delegated authority, and that;

■    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

■    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy in the disclosure in the filing; and

■    the Company may not assert staff comments and the declaration of effectiveness in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be reached at the phone number or address above.

Thank you again for your assistance.

Sincerely,

Daryl K. Gisser
President, GAC